Exhibit 99.1

ASX ANNOUNCEMENT

June 30th, 2010

Genetic Technologies to Transfer to NASDAQ Capital Market

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that, in order to comply with NASDAQ Listing Rule 5450(b)(1)(A), the Company will transfer the current listing of its American Depositary Shares, as evidenced by American Depositary Receipts (ADRs), from the NASDAQ Global Market to the NASDAQ Capital Market, effective from the commencement of trade on June 30th, 2010.  Listing Rule 5450(b)(1)(A) relates to the requirement for all companies listed on the Global Market to maintain minimum shareholders’ equity of USD 10 million for continued listing.

The Company confirms that its current NASDAQ ticker symbol, GENE, will remain unchanged.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management including BREVAGen™, the Company’s first in class test for non-hereditary breast cancer risk; and, 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000